UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 29, 2015

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 29, 2015 (the “Meeting”).

There was one (1) stockholder present, by proxy, with an aggregate of 5,330,400 book-entry shares of common stock, with an aggregate par value of AR$53,304,000 and 5,330,400 votes, which represent 78.38% of the capital stock and 100% of the votes.

1)	“Appointment of the persons in charge of approving and signing the Minutes.”

The Meeting resolved that the Minutes be signed by the attorney-in-fact of Sofora Telecomunicaciones S.A., by the Company’s President, Mr. Patrizio Graziani, and by the regular member of the Supervisory Committee, Mr. Ignacio Arrieta.

2)	“Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] (the “CNV Rules”) and the Buenos Aires Stock Exchange, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2014.”

The Meeting resolved to approve the documentation of Fiscal Year 2014 (Annual Report –including the Report on Level of Compliance of the Corporate Governance Code, issued pursuant to Schedule IV of Title IV of the CNV Rules (N.T. 2013) –which includes a reasonable security report issued by the independent external auditors without qualifications nor observations, and which has been analyzed by the Supervisory Committee, as declared in the Supervisory Committee’s Report-, Supplementary Financial Information relating to Fiscal Year 2014, as required by paragraph a.3) of Section 1, Chapter I, Title IV of the CNV Rules (N.T. 2013), Report pursuant to Section 12, Chapter III, Title IV of the CNV (N.T. 2013) and Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee, and all other documents relating to such fiscal year, including the financial documents in English language required by the U.S. Securities and Exchange Commission), in the form in which such documents were approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

3)	“Consideration of the non-appropriated profit amount as of December 31, 2014 of AR$ 2,039 million. The Board of Directors’ proposal consists of attributing AR$ 2,039 million to “Voluntary Reserve for the Future Distribution of Dividends”. Board of Directors’ authorization to deduct and distribute the “Voluntary Reserve for the Future Distribution of Dividends”.”

The Meeting resolved to allocate the aggregate non-appropriated profit amount as of December 31, 2014, which amounts to AR$2,039 million, to increase the already existing Voluntary Reserve for the Future Distribution of Dividends.

It also resolved to authorize the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

4)	“Consideration of the performance of the Board of Directors and the Supervisory Committee since April 29, 2014 until the date of this Stockholders’ Meeting.”

The meeting resolved to approve the performance of all the members of the Board of Directors and the Supervisory Committee since April 29, 2014 until the date of this Meeting.

5)	“Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2014, from April 29, 2014 until the date of this Stockholders’ Meeting. Proposal of payment of a total amount of AR$ 4,900,000, which is within the 5% limit set forth by Section 261 of Law 19, 550 with respect to the “calculated profits” for such fiscal year and constitutes 0.24% of the “calculated profit” determined in accordance with Section 2, Part I, Chapter III, Title II –Issuers- of the Rules of the CNV (N.T. 2013).”

The Meeting resolved to approve compensation for services rendered by the members of the Board of Directors during Fiscal Year 2014, since April 29, 2014 until the date of this Meeting, in an aggregate amount of AR$4,900,000 to be distributed among the Board’s members in the manner to be decided by Nortel’s Board of Directors, against which all advance payments received by the directors during Fiscal Year 2014 and until the date of the Meeting will be computed.

6)	“Authorization to the Board of Directors to make advance payments of fees payable up to AR$ 4,100,000.- to those directors who shall perform their duties during Fiscal Year 2015 (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.”

The Meeting authorized the Board of Directors to make advance payments of up to an aggregate amount of AR$4,100,000 to all Board’s members serving during Fiscal Year 2015, subject to ratification at the stockholders’ meeting in which the financial documents for such year will be considered. The Board was also authorized to increase said amount in case of inflation.

7)	“Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2014, from April 29, 2014 until the date of this Stockholders Meeting. Proposal of payment of an aggregate amount of AR$ 860,000.”

The Meeting resolved to approve compensation in an aggregate amount of AR$860,000 for the Supervisory Committee for services rendered during Fiscal Year 2014, and to authorize the Supervisory Committee to distribute such compensation in the manner it deems convenient, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2014 and until the date of the Meeting will be be computed.

8)	“Authorization to make advance payments of fees payable up to AR$ 715,000 to those Supervisory Committee members who shall perform their duties during Fiscal Year 2015 (from the date of this Stockholders’ Meeting until the date of the annual stockholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such stockholders’ meeting.”

The Meeting authorized the Board of Directors to make advances of up to AR$715,000 to the members of the Supervisory Committee to be appointed for the twentieth-seventh fiscal year, subject to ratification at the stockholders’ meeting in which the financial documents for such year will be considered, and authorized the Board to increase said amount in case of inflation.

9)	“Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2015.”

The Meeting resolved to approve the appointment of Messrs. Diego Martín Garrido, Ignacio Arrieta and Gerardo Prieto as regular members of the Supervisory Committee, and, as alternate members, Ms. María Marta Cancio (as alternate for Mr. Garrido), Ms. Jacqueline Berzón (as alternate for Mr. Arrieta) and Mr. Guillermo Feldberg (as alternate for Mr. Prieto).

It was informed at the Meeting that all candidates have submitted the acceptance to their appointments in advance and, pursuant to Section 79 of Law No. 26,831, it was informed that Messrs. Diego Martín Garrido, Ignacio Arrieta, Martía Marta Cancio and Jacqueline Berzón are lawyers, while Messrs. Gerardo Prieto and Guillermo Feldberg are certified public accountants, and that all of them qualify as “Independent”, pursuant to the Technical Resolutions issued by the FACPCE [Federación de Consejos Profesionales de Ciencias Económicas], which apply to determine the independence of the members of the Supervisory Committee, pursuant to Section 12, Chapter III, Title II of the CNV Rules (N.T. 2013). In addition, it was informed that neither the proposed members of the Supervisory Committee nor the firms which they belong to, nor any other professionals belonging to such firms, have ever been external auditors of the Company, nor will they be proposed as such by Sofora Telecomunicaciones S.A.

10)	“Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2014.”

The Meeting approved an amount of AR$275,880 (VAT included) as fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2014.

11)	“Appointment of external auditors for financial statements for Fiscal Year 2015 and determination of their compensation.”

The Meeting approved the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2015. The Meeting also approved that the external auditors’ fees be fixed by the stockholders’ meeting in which the financial documents for Fiscal Year 2015 will be considered, and to authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. The Meeting made a record of the fact that Mr. Carlos Alberto Pace will serve as regular certifying accountant, and Mr. Marcelo Pfaff will serve as his alternate, having both submitted before the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, the sworn statements required by Section 104 of Law No. 26,831 and Section 22, Part VI, Chapter III, Title II, of the Comisión Nacional de Valores Rules (N.T. 2013).

12)	“Consideration of the Audit Committee budget for Fiscal Year 2015.”

The Meeting approved a budget of AR$50,000 for the activities of the Audit Committee during Fiscal Year 2015.

Mr. Eduardo Kupfer, representing the Buenos Aires Stock Exchange, and Ms. Tamara Casal, representing the CNV, attended the Meeting.

María Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 30, 2014	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations